UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11- K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: November 3, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Dell Inc.

Full Name of Registrant

Former Name if Applicable
One Dell Way

Address of Principal Executive Office (Street and Number)
Round Rock, Texas 78682

City, State and Zip Code
PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Dell Inc. is delaying the filing of the Form 10-Q for its fiscal third quarter ended November 3, 2006 (the “Q3 Form 10-Q”). As previously announced, the U.S. Securities and Exchange Commission (“SEC”) and the Company’s Audit Committee are conducting investigations into certain accounting and financial reporting matters, including the possibility of misstatements in prior period financial reports, and the company previously received a related subpoena from the United States Attorney for the Southern District of New York (“SDNY”). Due to questions raised in connection with these ongoing investigations, the company is unable to file the Q3 Form 10-Q.
The investigations are examining certain accounting and financial reporting matters, including issues relating to reserves and other balance sheet items that may affect the company’s previously reported financial results. The investigations are ongoing, and no determination has been made as to whether restatements of prior period financial statements will be required. The company is not currently able to predict the extent or significance of any such changes, and those changes could materially affect previously announced results.
Management is cooperating with the SEC, the Audit Committee and the SDNY, and the company is committed to resolving the issues raised in connection with the investigations, and regaining compliance with all SEC filing requirements (including the filing of the Q3 Form 10-Q) and all NASDAQ listing requirements, as soon as possible.
PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas H. Welch, Jr.	(512)	338-4400

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☑ No

The company has not filed the Form 10-Q for its fiscal second quarter ended August 4, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 21, 2006, Dell Inc. issued a press release reporting preliminary financial results for its fiscal third quarter ended November 3, 2006, and furnished the results to the SEC on a current report on Form 8-K. Those preliminary results showed revenue of $14.4 billion (compared to $13.9 billion for the corresponding period of last fiscal year), operating income of $824 million (compared to $754 million for the corresponding period of last fiscal year), net income of $677 (compared to $606 million for the corresponding period of the last fiscal year) and earnings per share of 30 cents (compared to 25 cents for the corresponding period of last fiscal year). Note that the results of operations for the corresponding period of last fiscal year include a charge of $442 million (pre-tax) related to the cost of servicing or replacing certain systems, workforce realignment, product rationalizations, excess facilities and a write-off of goodwill. For further detail regarding the charge see Dell’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2005.

The preliminary financial results for the fiscal third quarter ended November 3, 2006, as well as the previously announced financial results for the fiscal second quarter, are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified prior to the time the company’s financial statements for those quarters are finalized. In addition, as described in Part III, the company may determine that restatements of prior period financial reports are necessary. Such restatements, if any, could impact the preliminary financial results for the fiscal third quarter, the published financial results for the corresponding period of last fiscal year and, therefore, the degree of change between the current and prior year periods described in this Part IV, Item (3).

There are many risk factors that may cause the actual results of the company’s operations to differ from those that have been reported or are expected. These potential risks and uncertainties include, among other things, the outcome of the ongoing investigations into certain accounting and financial reporting matters (which could include a determination that restatement of prior period financial statements is required, a conclusion that there is a material weakness in the company’s internal controls over financial reporting or a determination that disclosure controls and procedures are not effective); the company’s inability to meet NASDAQ requirements for continued listing as a result of its delayed quarterly report filings; and litigation and governmental investigations or proceedings arising out of or related to such accounting and financial reporting matters, or any restatement of the company’s financial statements. More information about these and other factors affecting the company’s business and prospects is contained in the company’s periodic filings with the Securities and Exchange Commission.
Dell Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 14, 2006	By:	/s/ Thomas H. Welch, Jr.
Thomas H. Welch, Jr.
Vice President and Assistant Secretary

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